Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

July 15, 2014

by and between

ZIPREALTY, INC.,

on the one hand

and

REALOGY GROUP LLC

and

HONEYCOMB ACQUISITION, INC.,

on the other hand

(continued)

(continued)

(continued)

Annex I	–	Tender and Voting Agreement Signatories
Annex II	–	Conditions to the Offer
Exhibit A	–	Form of Tender and Voting Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 15, 2014, is made and entered into by and between ZipRealty, Inc. a Delaware corporation (the “Company”), on the one hand, and Realogy Group LLC, a Delaware limited liability company (“Parent”), and Honeycomb Acquisition, Inc., a Delaware corporation and a wholly-owned indirect subsidiary of Parent (“Merger Subsidiary”), on the other hand. The Company, Parent and Merger Subsidiary are also referred to herein individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H :

WHEREAS, the respective boards of directors of the Company, Parent and Merger Subsidiary have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the terms and subject to the conditions set forth herein, Parent will cause Merger Subsidiary to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase any and all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) at a price of $6.75 per Share (the “Offer Price”), net to the seller in cash;

WHEREAS, following consummation of the Offer, Merger Subsidiary will be merged with and into the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as an inducement to and condition of Parent’s and Merger Subsidiary’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, (i) the stockholders of the Company set forth on Annex I hereto are entering into tender and voting agreements with Parent dated as of the date hereof substantially in the form attached as Exhibit A (each, a “Tender and Voting Agreement”) and (ii) certain employees of the Company have entered into employment arrangements with Parent or a Subsidiary of Parent relating to their employment from and after the Effective Time.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions.

(a) As used herein, the following terms have the following meanings:

“1933 Act” means the U.S. Securities Act of 1933, as amended.

“1934 Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any Third Party (including for this purpose, the Company) inquiry, offer or proposal relating to, in a single transaction or series of related transactions, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of the Company or 25% or more of any class of equity or voting securities of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 25% or more of any class of equity or voting securities of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company.

“Action” means any action, claim, complaint, petition, suit, inter-party review, interference, reexamination, opposition, cancellation or arbitration, whether civil or criminal, at law or in equity by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of this definition, “control” and its correlative uses means the ability to elect at least a majority of the members of the board of directors of a Person, either by ownership of voting securities, by contract or otherwise.

“Applicable Law” means, with respect to any Person, any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of March 31, 2014 and the footnotes thereto set forth in the Company 10-Q.

“Company Balance Sheet Date” means March 31, 2014.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Material Adverse Effect” means any event, change, development, circumstance, occurrence, state of facts or effect that is or would reasonably be expected to be materially adverse to (i) the consummation by the Company of the transactions contemplated hereby or (ii) the financial condition, business or results of operations of the Company, excluding, for the purposes of clause (ii) only, any event, change, development, circumstance, occurrence, state of facts or effect resulting from, arising out of or attributable to (A) changes in

Applicable Law or GAAP or changes in the regulatory accounting requirements applicable to any industry in which the Company operates, (B) changes in the United States or global financial or securities markets or changes in general economic, political, legal, tax, regulatory or business conditions, (C) changes or conditions generally affecting the industry in which the Company operates, (D) acts of war (whether or not declared), armed hostilities, sabotage or terrorism or natural disasters, or any escalation or worsening of any such acts of war (whether or not declared), armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (E) the announcement or pendency of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, vendors, licensors, licensees, investors, employees or independent contractors, (F) any failure by the Company to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period, or any change in any analyst’s recommendation, any financial strength or credit rating or any other recommendation or rating as to the Company (provided the underlying causes or causes of any failure or change referred to in clause (F) may be taken into account in determining whether a Company Material Adverse Effect shall have occurred), (G) any action taken by the Company that is expressly required to be taken by this Agreement, or the failure to take any action that is expressly prohibited by this Agreement, or (H) any Action made, brought or threatened by any current or former holder of Shares, on the holder’s own behalf or on behalf of the Company, arising out of or related to this Agreement or any of the transactions contemplated hereby, including the Offer and the Merger, except, with respect to clauses (A), (B), (C) and (D), to the extent such event, change, development, circumstance, occurrence, state of facts or effect is disproportionately adverse to the Company when compared to other Persons operating in the industries in which the Company operates.

“Company 10-Q” means the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2014.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Environmental Laws” means any Applicable Laws relating to human health and safety, the environment or to pollutants, contaminants, wastes of chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Fully Diluted” means all outstanding Shares, all Shares issuable in respect of all outstanding securities convertible into or exchangeable for Shares and all Shares issuable in respect of all outstanding options, except for such options and other rights to acquire Shares that are unvested immediately prior to expiration of the Offer or that have an exercise price equal to or in excess of the Offer Price.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, administrative, judicial, arbital, regulatory, self-regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means any U.S. and non-U.S. (i) trademarks, trade dress, domain names and other indicia of origin and all goodwill associated therewith, and all registrations or applications for registration thereof, (ii) patents and patent applications, (iii) published and unpublished works of authorship, copyrights therein and all registrations or applications for registration thereof and (iv) trade secrets, know-how, data and confidential and proprietary information.

“knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed on Section 1.01 of the Company Disclosure Schedule and (ii) with respect to Parent, the actual knowledge of the individuals listed on Section 1.01 of the Parent Disclosure Schedule.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, option, right of first refusal or other adverse claim of any kind (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) in respect of such property or asset. For the avoidance of doubt, the foregoing shall not include non-exclusive licenses of Intellectual Property.

“Nasdaq” means the NASDAQ Global Market.

“Owned Intellectual Property” means all Intellectual Property owned, or exclusively licensed (as licensee), by the Company.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Material Adverse Effect” means any event, circumstance or effect that (a) materially impairs the ability of Parent or Merger Subsidiary to perform its obligations under this Agreement or (b) materially delays the consummation of the transactions contemplated by this Agreement.

“Permitted Liens” means (i) Liens reflected on the Company Balance Sheet, (ii) Liens for Taxes not yet due or being contested in good faith, (iii) non-exclusive licenses or rights granted in the ordinary course of business, (iv) statutory Liens securing payments not yet due and (v) Liens that do not materially impair the value or the continued use and operation of the assets to which they relate.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Representatives” means, with respect to any Person, such Person’s Affiliates and it and its Affiliates’ respective directors, officers, employees, financing sources, members, owners, partners, accountants, consultants, advisors, attorneys, agents and other representatives.

“RESPA and Regulation X” means the Real Estate Settlement Procedures Act, 12 U.S.C. Section 2601, et seq., Regulation X, 24 CFR Section 3500, and all Statements of Policy issued by the United States Department of Housing and Urban Development or the Consumer Financial Protection Bureau under RESPA and Regulation X.

“SEC” means the U.S. Securities and Exchange Commission.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority, and any liability for any of the foregoing as transferee, (ii) in the case of the Company, any liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) any liability of the Company for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express agreement or arrangement (including an indemnification agreement or arrangement).

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreements” means all existing agreements or arrangements binding the Company that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries).

“Taxing Authority” means any Governmental Authority (domestic or foreign) responsible for the imposition of any Tax.

“Third Party” means any Person or “group,” including as defined in Section 13(d) of the 1934 Act, other than the Company, Parent or any of its Subsidiaries.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptance Time	2.01(d)
Adverse Recommendation Change	7.04(a)
Agreement	Preamble
Alternative Acquisition Agreement	7.04(a)
Antitrust Division	9.01(b)
Board of Directors	2.02(a)
Certificates	3.03(a)
Closing	3.01(b)
Company	Preamble
Company Board Recommendation	2.02(a)
Company Disclosure Documents	5.09(a)
Company Parties	9.10
Company Permits	5.01
Company Proxy Statement	5.09(a)
Company SEC Documents	5.07(a)
Company Securities	5.05(b)
Company Stockholder Approval	5.02(a)
Company Stockholder Meeting	7.02
Confidentiality Agreement	7.03
Continuing Directors	2.03(c)
Continuing Employee	8.04(a)
Delaware Courts	12.08
D&O Insurance	8.03(c)
Effective Time	3.01(c)
Employee Plans	5.17(a)
End Date	11.01(b)(i)
Exchange Agent	3.03(a)
Exchange Fund	3.03(a)
Extended End Date	11.01(b)(i)
FTC	9.01(b)
Indemnified Person	8.03(a)
Information Statement	2.02(b)
Lease	5.14(a)
Leased Real Property	5.14(a)
Material Contract	5.20
Merger	3.01(a)
Merger Consideration	3.02(a)
Merger Subsidiary	Preamble
Minimum Condition	Annex II
Offer	Recitals
Offer Commencement Date	2.01(a)
Offer Conditions	2.01(a)
Offer Documents	2.01(f)
Offer Price	Recitals
Option	3.05(a)

Parent	Preamble
Parent Welfare Plan	8.04(c)
Preferred Stock	5.05(a)
Schedule TO	2.01(f)
Schedule 14D-9	2.02(b)
Shares	Recitals
Subsequent Offering Period	2.01(e)
Superior Proposal	7.04(d)
Surviving Corporation	3.01(a)
Tender and Voting Agreement	Recitals
Termination Fee	12.04(b)(i)
Top-Up Notice	2.04(c)
Top-Up Option	2.04(a)
Top-Up Shares	2.04(a)
Uncertificated Shares	3.03(a)

Section 1.02 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law,” “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

ARTICLE II

THE OFFER

Section 2.01 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 11.01, as promptly as practicable after the date hereof, but in no event later than five Business Days following the date of this Agreement, Merger Subsidiary shall, and Parent shall cause it to, commence (within the meaning of Rule 14d-2 under the 1934 Act) the Offer at the Offer Price. The Offer shall be subject to the conditions set forth in Annex II hereto (the “Offer Conditions”). The date on which Merger Subsidiary commences (within the meaning of Rule 14d-2 under the 1934 Act) the Offer is referred to as the “Offer Commencement Date.”

(b) Parent and Merger Subsidiary expressly reserve the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer, including raising the Offer Price; provided that, without the prior written consent of the Company, neither Parent nor Merger Subsidiary shall:

(i) waive or change the Minimum Condition;

(ii) decrease the Offer Price;

(iii) change the form of consideration to be paid in the Offer (other than by adding consideration);

(iv) decrease the number of Shares sought in the Offer;

(v) extend, accelerate or otherwise change the expiration date of the Offer except as otherwise provided herein; or

(vi) impose additional Offer Conditions or otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner that adversely affects the holders of the Shares.

(c) Unless extended as provided in this Agreement, the Offer shall expire on the date that is 20 Business Days (calculated as set forth in Rule 14d-1(g)(3) under the 1934 Act) after the Offer Commencement Date. Notwithstanding the foregoing, but subject to the Parties’ respective termination rights in Section 11.01, (i) Merger Subsidiary shall, and Parent shall cause it to, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq applicable to the Offer or for any period otherwise required by Applicable Law and (ii) if, on the initial expiration date or any subsequent date as of which the Offer is scheduled to expire, any Offer Condition is not satisfied and has not been waived, then Merger Subsidiary shall, and Parent shall cause it to, extend the Offer for one or more periods (each not exceeding ten days in length except as required by Applicable Law) to permit such Offer Condition to be satisfied; provided that in no event shall Merger Subsidiary be required to extend the Offer beyond the End Date. The Offer may be terminated prior to its expiration date (as such expiration date may be extended and re-extended in accordance with this Section 2.01(c)), but only if this Agreement is validly terminated in accordance with Article 11.

(d) Subject to the terms and conditions set forth in this Agreement and subject to the satisfaction or waiver of the Offer Conditions, Merger Subsidiary shall, and Parent shall cause it to, promptly after the expiration of the Offer, accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer (the time at which Shares are first accepted for payment under the Offer, the “Acceptance Time”). The obligation of Merger Subsidiary to accept for payment Shares tendered pursuant to the Offer shall be subject only to the satisfaction or waiver of each of the Offer Conditions (and shall not be subject to any other conditions). Promptly after the Acceptance Time, Merger Subsidiary shall pay the Offer Price for such Shares in accordance with the Offer and this Agreement.

(e) Following expiration of the Offer, Merger Subsidiary may in its discretion and shall, if requested by the Company, provide a subsequent offering period (“Subsequent Offering Period”) in accordance with Rule 14d-11 of the 1934 Act if, immediately following the Acceptance Time, Parent, Merger Subsidiary and their respective Subsidiaries and Affiliates beneficially own less than 90% of the Shares outstanding at that time (which Shares beneficially owned shall include Shares tendered in the Offer and not withdrawn). Merger Subsidiary shall, and Parent shall cause it to, immediately accept for payment and promptly pay for all Shares as they are validly tendered during such Subsequent Offering Period and in any event in compliance with Rule 14d-11 and Rule 14e-1(c) promulgated under the 1934 Act. The Offer shall terminate immediately upon a termination of this Agreement pursuant to Article 11.

(f) As soon as practicable on the Offer Commencement Date, Parent and Merger Subsidiary shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that shall include the summary term sheet required thereby and, as exhibits, the Offer to Purchase, a form of letter of transmittal, a form of summary advertisement and any schedule or form required to be filed pursuant to the Instructions to Schedule TO (collectively, together with any amendments or supplements thereto, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to holders of Shares to the extent required by Applicable Law (including the 1934 Act). The Offer shall be conducted in compliance with Applicable Law (including the 1934 Act). The Company shall promptly supply Parent and Merger Subsidiary in writing, for inclusion in the Offer Documents, all information concerning the Company required under the 1934 Act to be included in the Offer Documents.

(g) The Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents each time before any such document is filed with the SEC, and Parent and Merger Subsidiary shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Parent and Merger Subsidiary shall provide the Company and its counsel with (i) any comments or other communications, whether written or oral, that Parent, Merger Subsidiary or their counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of Parent and Merger Subsidiary to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with Parent and Merger Subsidiary or their counsel in any discussions or meetings with the SEC. Each of Parent and Merger Subsidiary shall respond as promptly as practicable to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(h) Each of Parent, Merger Subsidiary and the Company agrees promptly to correct any information provided by it for use in the Schedule TO and the Offer Documents if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect, and each of Parent and Merger Subsidiary further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by Applicable Law (including the 1934 Act).

(i) Parent shall cause to be provided to Merger Subsidiary all of the funds necessary to purchase any Shares that Merger Subsidiary becomes obligated to purchase pursuant to the Offer (including pursuant to any Subsequent Offering Period), and shall cause Merger Subsidiary to perform all of Merger Subsidiary’s obligations under this Agreement on a timely basis.

Section 2.02 Company Action.

(a) The Company hereby consents to the Offer and represents that the board of directors of the Company (the “Board of Directors”), at a meeting duly called and held at which all directors of the Company were present, has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, in accordance with the requirements of the DGCL, the Company’s certificate of incorporation and bylaws, (iii) if required by Applicable Law, directed that this Agreement be submitted to the stockholders of the Company for adoption and approval and (iv) subject to Section 7.04, recommended acceptance of the Offer and approval and adoption of this Agreement and the transactions contemplated hereby by its stockholders (such recommendation, the “Company Board Recommendation”). The Company has been advised that all of its directors and executive officers who own Shares intend to tender their Shares pursuant to the Offer. In connection with the Offer, the Company shall promptly (but in any event within five Business Days after the date hereof) furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case true and correct as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer. Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent, Merger Subsidiary and their Affiliates, associates, agents and advisors, shall keep such information confidential and use the information contained in any such labels, listings and files only in connection with the Offer and the Merger and, should the Offer terminate or if this Agreement shall be terminated, will deliver to the Company all copies of such information then in their possession.

(b) As soon as practicable on the Offer Commencement Date, the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by Applicable Law (including the 1934 Act), the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) that, subject to its right to withdraw, modify or amend such recommendation pursuant to Section 7.04, shall reflect the Company Board Recommendation. Each of the Company, Parent and Merger Subsidiary agrees promptly to correct any information provided by it for use in the Schedule 14D-9 (including the information statement containing the information required by Section 14(f) of the 1934 Act and Rule 14f-1 promulgated thereunder (together with any amendments or supplements thereto, the “Information Statement”)) if and to the extent that it shall have become (or shall have become known to be) false or misleading in any material respect. The Company shall cause the Schedule 14D-9 to be filed with the SEC and to be disseminated to holders of Shares, in each case to the extent required by Applicable Law (including the 1934 Act). Parent, Merger Subsidiary and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Subsidiary and their counsel. The Company shall provide Parent, Merger Subsidiary and their counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC. The Company shall respond as promptly as practicable to any comments of the SEC or its staff with respect to the Schedule 14D-9. The Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Board of Directors contained in the Schedule 14D-9.

Section 2.03 Directors.

(a) Effective upon the Acceptance Time, Parent shall be entitled to designate the number of directors, rounded up to the nearest whole number, on the Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors pursuant to this Section) and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Merger Subsidiary (including Shares accepted for payment) bears to the total number of Shares outstanding on a Fully Diluted basis, and the Company shall cause Parent’s designees to be elected or appointed to the Board of Directors, including by increasing the number of directors, and seeking and accepting resignations of incumbent directors; provided that, Parent shall be entitled to designate at least a majority of the directors on the Board of Directors at all times following the Acceptance Time; and provided further that, prior to the Effective Time, the Board of Directors shall always have at least one Continuing Director. At such time, the Company shall also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Board of Directors that represents the same percentage as such individuals represent on the Board of Directors, in each case to the extent permitted by Applicable Law and the rules of Nasdaq. Notwithstanding the foregoing, until Parent and/or Merger Subsidiary acquires a majority of the outstanding Shares on a Fully Diluted basis, the Company shall use its commercially reasonable efforts to ensure that all of the members of the Board of Directors and such committees and boards as of the date hereof who are not employees of the Company remain members of the Board of Directors and such committees and boards until the Effective Time.

(b) The Company’s obligations to appoint Parent’s designees to the Board of Directors shall be subject to Section 14(f) of the 1934 Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors, as Section

14(f) and Rule 14f-1 require in order to fulfill its obligations under this Section 2.03, so long as Parent shall have timely provided to the Company all information with respect to Parent and its designees, officers, directors and Affiliates required by Section 14(f) of the 1934 Act and Rule 14f-1 thereunder. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

(c) Following the election or appointment of Parent’s designees pursuant to Section 2.03(a) and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by Parent (the “Continuing Directors”) shall be required to authorize (and such authorization shall constitute the authorization of the Board of Directors and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize): (i) any termination of this Agreement by the Company, (ii) any amendment of this Agreement requiring action by the Board of Directors, (iii) any extension of time for performance of any obligation or action hereunder by Parent or Merger Subsidiary, (iv) any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company, and (v) any other consent, action or recommendation by the Company or the Board of Directors with respect to this Agreement, the Offer or the Merger or any other transaction contemplated thereby or in connection therewith to the extent such consent, action or recommendation could reasonably be expected to materially and adversely affect the Company or the holders of the Shares (other than Parent and Merger Subsidiary). The Continuing Directors shall have the authority to retain such counsel (which may include current counsel to the Company) and other advisors at the expense of the Company as determined appropriate by the Continuing Directors and shall have the authority to institute any action on behalf of the Company to enforce the performance of this Agreement.

(d) In the event that, prior to the Effective Time, no Continuing Directors remain for any reason whatsoever, the other directors shall designate one Person who shall not be an Affiliate, shareholder or employee of Parent or any of its Subsidiaries to fill such vacancies and such Persons shall be deemed to be a Continuing Director for purposes of this Agreement.

Section 2.04 Top-Up Option.

(a) Subject to Sections 2.04(b) and 2.04(c), the Company grants to Merger Subsidiary an irrevocable option, for so long as this Agreement has not been terminated pursuant to the provisions hereof (the “Top-Up Option”), to purchase from the Company the number of authorized and unissued Shares equal to the number of Shares that, when added to the number of Shares owned by Merger Subsidiary at the time of the exercise of the Top-Up Option, constitutes one Share more than 90% of the Shares that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of the Top-Up Option (such Shares to be issued upon exercise of the Top-Up Option, the “Top-Up Shares”).

(b) The Top-Up Option may be exercised by Merger Subsidiary in whole (and not in part) only once, at any time during the five-Business Day period following the Acceptance Time, or if any Subsequent Offering Period is provided, during the five-Business Day period following the expiration date of such Subsequent Offering Period, and only if Merger Subsidiary shall own as of such time less than 90% of the Shares outstanding; provided that, notwithstanding anything in this Agreement to the contrary, the Top-Up Option shall not be exercisable (i) to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares, (ii) if any judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares, and (iii) unless Parent or Merger Subsidiary has accepted for payment all Shares validly tendered in the Offer and not withdrawn. The Top-Up Option shall terminate upon the earlier to occur of (i) the Effective Time and (ii) termination of this Agreement in accordance with Article 11. The aggregate purchase price payable for the Top-Up Shares being purchased by Merger Subsidiary pursuant to the Top-Up Option shall be determined by multiplying the number of such Top-Up Shares by the Offer Price, without interest. Such purchase price may be paid by Merger Subsidiary, at its election, either (A) entirely in cash or (B) by paying in cash an amount equal to not less than the aggregate par value of such Top-Up Shares and by executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price. Any such promissory note shall bear interest at the rate of 3% per annum, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty. Without the prior written consent of the Company, the right to exercise the Top-Up Option granted pursuant to this Agreement shall not be assigned by Merger Subsidiary except to any direct or indirect wholly owned Subsidiary of Parent. Any attempted assignment in violation of this Section 2.04(b) shall be null and void.

(c) In the event Merger Subsidiary wishes to exercise the Top-Up Option, Merger Subsidiary shall deliver to the Company a written notice (the “Top-Up Notice”) setting forth (i) the number of Top-Up Shares that Merger Subsidiary intends to purchase pursuant to the Top-Up Option and (ii) the manner in which Merger Subsidiary intends to pay the applicable purchase price and (iii) the place and time at which the closing of the purchase of such Top-Up Shares by Merger Subsidiary is to take place. The Top-Up Notice shall also include an undertaking signed by Parent and Merger Subsidiary that, promptly following such exercise of the Top-Up Option, Merger Subsidiary intends to (and Merger Subsidiary shall, and Parent shall cause Merger Subsidiary to, promptly after such exercise) consummate the Merger in accordance with Section 253 of the DGCL as contemplated by Section 9.05. At the closing of the purchase of the Top-Up Shares, Parent and Merger Subsidiary shall cause to be delivered to the Company the consideration required to be delivered in exchange for the Top-Up Shares, and the Company shall cause to be issued to Merger Subsidiary a certificate representing the Top-Up Shares. The parties hereto agree to use their reasonable best efforts to cause the closing of the purchase of the Top-Up Shares to occur on the same day that the Top-Up Notice is deemed received by the Company pursuant to Section 12.01, and if not so consummated on such day, as promptly thereafter as possible. The parties further agree to use their reasonable best efforts to cause the Merger to be consummated in accordance with Section 253 of the DGCL as contemplated by Section 9.05 as close in time as possible to (including, to the extent possible, on the same day as) the issuance of the Top-Up Shares.

(d) Parent and Merger Subsidiary understand that the Top-Up Shares will not be registered under the 1933 Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Each of Parent and Merger Subsidiary represents, warrants and agrees that the Top-Up Option is being, and the Top-Up Shares will be, acquired by Merger Subsidiary for the purpose of investment and not with a view to or for resale in connection with any distribution thereof within the meaning of the 1933 Act. Any certificates evidencing Top-Up Shares shall include any legends required by applicable securities laws.

(e) Any dilutive impact on the value of the Shares as a result of the issuance of the Top-Up Shares will not be taken into account in any determination of the fair value of any dissenting Shares pursuant to Section 262 of the DGCL as contemplated by Section 3.04.

ARTICLE III

THE MERGER

Section 3.01 The Merger.

(a) Upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with the DGCL, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent.

(b) Subject to the provisions of Article 10, the closing of the Merger (the “Closing”) shall take place at the offices of Orrick, Herrington & Sutcliffe LLP, 405 Howard Street, San Francisco, California, on the date that is two Business Days after the last of the conditions set forth in Article 10 (other than any condition that by its nature is to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of all such conditions at the Closing) has been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree.

(c) At the Closing, the Company and Merger Subsidiary shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be mutually agreed upon by Parent, Merger Subsidiary and the Company and specified in the certificate of merger).

(d) From and after the Effective Time, the Surviving Corporation shall possess all the property, rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under the DGCL and this Agreement.

Section 3.02 Conversion of Shares. At the Effective Time:

(a) Except as otherwise provided in Section 3.02(b) or Section 3.04, each Share (including any share of Preferred Stock that automatically converted into a Share pursuant to the certificate of incorporation of the Company) outstanding immediately prior to the Effective Time shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration.

(b) Each Share held by the Company as treasury stock or owned by Parent, Merger Subsidiary or any other Subsidiary of Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c) Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 3.03 Surrender and Payment.

(a) Prior to the Effective Time, Parent shall, at its expense, appoint a bank or trust company or similar entity reasonably acceptable to the Company which is authorized to exercise corporate trust or stock powers to act as Exchange Agent in the Merger (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing Shares (the “Certificates”) or (ii) uncertificated Shares (the “Uncertificated Shares”). Prior to the Effective Time, Parent shall provide the Exchange Agent funds representing the aggregate Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares pursuant to Section 3.02(a) (the “Exchange Fund”). The Exchange Agent shall cause the Exchange Fund to be (i) held for the benefit of the holders of Shares and (ii) promptly applied to making the payments provided for in Section 3.02(a). The Exchange Fund shall not be used for any purpose that is not provided for herein.

(b) Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of Shares at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange. Each holder of Shares that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as Parent or the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration payable for each Share represented by a Certificate or for each Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration, without interest.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or, in the case of Uncertificated Shares, that such documentation as may be reasonably requested by Parent or the Exchange Agent is provided and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of Parent and the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no further registration of transfers of Shares. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration, without interest, provided for, and in accordance with the procedures set forth in, this Article 3.

(e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 3.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Shares twelve months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such Shares for the Merger Consideration in accordance with this Section 3.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such Shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

Section 3.04 Dissenting Shares. Notwithstanding Section 3.02, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such Shares in accordance with the DGCL shall not be converted into the right to receive the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal, such Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares that are in accordance with the DGCL. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, offer to settle or settle, any such demands.

Section 3.05 Stock Options; Restricted Stock.

(a) At or immediately prior to the Effective Time, each option to purchase Shares, whether vested or unvested (each, an “Option”), shall be canceled, and the Company shall pay each holder of any such Option (less any applicable Taxes required to be withheld with respect to such payment) at or promptly after the Effective Time for each such Option an amount in cash determined by multiplying (i) the excess, if any, of the Offer Price over the applicable exercise price of such Option by (ii) the number of Shares such holder could have purchased had such holder exercised such Option in full immediately prior to the Effective Time (treating for this purpose all unvested Options as if they had vested immediately prior to cancellation). Any Option with a per share exercise price equal to or in excess of the Offer Price shall be canceled without the payment of any consideration.

(b) At or immediately prior to the Effective Time, each share of unvested restricted stock of the Company outstanding as of immediately prior to the Effective Time shall automatically become fully vested and free of any forfeiture restrictions and, at the Effective Time, each such share of restricted stock shall be converted into the right to receive the Merger Consideration.

(c) The Company shall take any actions necessary to effect Sections 3.05(a) and (b).

Section 3.06 Adjustments. If, during the period between the date of this Agreement and the Effective Time, the outstanding Shares shall have been changed into a different number of shares or a different class (including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of Shares, or stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of options outstanding as of the date hereof to purchase Shares granted under the Company’s stock option or compensation plans or arrangements or the exercise of the Top-Up Option to purchase the Top-Up Shares), the Offer Price, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 3.07 Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Applicable Law relating to Taxes and shall timely pay such withholding amount to the appropriate Taxing Authority. If the Exchange Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which the Exchange Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 3.08 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or Parent, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation or Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares represented by such Certificate, as contemplated by this Article 3.

ARTICLE IV

THE SURVIVING CORPORATION

Section 4.01 Certificate of Incorporation. The certificate of incorporation of Merger Subsidiary in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 4.02 Bylaws. The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 4.03 Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Merger Subsidiary at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 12.05, except (i) as disclosed in any Company SEC Document filed with or furnished to the SEC and publicly available after July 1, 2013 and on or before the second Business Day prior to the date hereof (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly non-specific and predictive or forward-looking in nature) or (ii) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 5.01 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted (the “Company Permits”), except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the articles of incorporation and bylaws of the Company as currently in effect.

Section 5.02 Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the approval of the Company’s stockholders in connection with the consummation of the Merger (if required by Applicable Law), have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby. The affirmative vote of the holders of a majority of the outstanding Shares (if required by Applicable Law) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) At a meeting duly called and held at which all directors of the Company were present, the Board of Directors has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, (iii) if required by Applicable Law, directed that this Agreement be submitted to the stockholders of the Company for adoption and approval and (iv) adopted the Company Board Recommendation (subject to Section 7.04(b)).

Section 5.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable state or federal securities laws and the rules and requirements of Nasdaq, (iv) any additional state licensing regulatory approvals and (v) any actions or filings the absence of which would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.04 Noncontravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law in any material respect, (iii) require any consent or other action by any Person under, constitute a default under, cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company is entitled under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements of any Third Party under, any contract or Company Permit or (iv) result in the creation or imposition of any Lien on any property, asset or right of the Company, with only such exceptions, in the case of each of clauses (iii) and (iv), as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.05 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 Shares and 5,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”). As of July 14, 2014, there were issued and outstanding (i) zero shares of Preferred Stock, (ii) 21,832,783 Shares (including zero shares of restricted stock) (iii) 3,627,656 Shares held in treasury, and (iv) Options (with a weighted average exercise price of $3.29) to purchase an aggregate of 5,265,368 Shares (of which Options to purchase an aggregate of 3,214,238 Shares were exercisable). All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right.

(b) Except as set forth in Section 5.05(a) and for changes since July 14, 2014 resulting from the exercise of Options, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any of the Company Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or is otherwise bound with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of the Company, including any stockholder rights plans, “poison pill” anti-takeover plans or other similar devices.

(c) Section 5.05(c) of the Company Disclosure Schedule sets forth a true and complete list of all holders, as of July 14, 2014, of all outstanding Options, indicating as applicable, with respect to each Option then outstanding, the type of award granted, the number of Shares subject to such Option, the name of the plan under which such Option was granted, the date of grant, exercise or purchase price, vesting schedule, payment schedule (if different from the vesting schedule) and expiration thereof. Each Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, and the exercise price of each other Option is no less than the fair market value of a Share as determined on the date of grant of such Option. The Company has made available to Parent true and complete copies of the forms of all agreements evidencing outstanding Options. Other than with respect to Options, the Company has no outstanding bonds, debentures, notes or other obligations (other than the Shares) having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company on any matter.

Section 5.06 Subsidiaries. The Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing in, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 5.07 SEC Filings.

(a) The Company has filed with or furnished to the SEC on a timely basis, and made available to Parent true and complete copies of, all reports, schedules, forms, statements, prospectuses, registration statements and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by the Company since January 1, 2013 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (and as of the date of any amendment), each Company SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be, including rules for financial reporting under Rules 13a-15 and 15d-15.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document did not, and each Company SEC Document filed subsequent to the date hereof and prior to the earlier of the Acceptance Time and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Since January 1, 2013, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq and the applicable provisions of the Sarbanes-Oxley Act.

Section 5.08 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents (i) fairly present in all material respects, in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, with respect to unaudited interim financial statements, as permitted by the Instructions to Form 10-Q), the consolidated financial position of the Company as of the dates thereof and its results of operations and cash flows for the periods then ended (subject, with respect to unaudited interim financial statements, to normal year-end adjustments and the absence of footnotes) and (ii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Since July 1, 2012, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or Applicable Law.

Section 5.09 Disclosure Documents.

(a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the transactions contemplated by this Agreement (the “Company Disclosure Documents”), including the Schedule 14D-9, the proxy or information statement of the Company (the “Company Proxy Statement”), if any, to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the 1934 Act.

(b) (i) The Company Proxy Statement, as supplemented or amended, if applicable, at the time such Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on adoption of this Agreement, and (ii) any Company Disclosure Document (other than the Company Proxy Statement), at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Subsidiary specifically for inclusion in any Company Disclosure Document.

(c) The information with respect to the Company that the Company supplies to Parent specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO or any amendment or supplement thereto, at the time of any distribution or dissemination of the Offer Documents and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.09 will not apply to statements or omissions included or incorporated by reference in the Company Disclosure Documents, the Schedule TO and the Offer Documents based upon information supplied by Parent or Merger Subsidiary or any of their representatives or advisors specifically for use or incorporation by reference therein.

Section 5.10 Absence of Certain Changes. From the Company Balance Sheet Date through the date hereof, (i) the business of the Company has been conducted in the ordinary course consistent with past practices, and (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.11 No Undisclosed Liabilities. There are no liabilities or obligations of the Company required to be set forth on a balance sheet prepared in accordance with GAAP, other than (a) liabilities disclosed and provided for in the Company Balance Sheet or in the notes thereto, (b) liabilities incurred in the ordinary course of business since the Company Balance Sheet Date, (c) liabilities incurred in connection with the transactions contemplated hereby and (d) liabilities that would not, individually or in the aggregate, be material to the Company.

Section 5.12 Compliance with Laws. The Company is in compliance with, and has not in the last three years received written notice or other written communication of any actual violation of, any Applicable Law, including but not limited to RESPA and Regulation X, and the laws of all states where the Company conducts business applicable to real estate brokerage companies, except for failures to comply or violations that would not have, individually or in the aggregate, a Company Material Adverse Effect. In the last three years, the Company has not (a) received a written inquiry from the United States Department of Housing and Urban Development, the Consumer Financial Protection Bureau or any other Governmental Authority or (b) been subject to, nor is it currently subject to, any audit or examination, or, to the knowledge of the Company, any investigation, by the United States Department of Housing and Urban Development, the Consumer Financial Protection Bureau or any other Governmental Authority. In the last three years, there has not occurred any material violation of, material default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any material Company Permit. Neither the Company nor, to the knowledge of the Company, any director, officer, employee, agent or representative of the Company, has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity in violation of the Foreign Corrupt Practices Act of 1977, as amended, or other Applicable Law or (b) made any payments to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns in violation of the Foreign Corrupt Practices Act of 1977, as amended, or other Applicable Law. This section does not apply to Intellectual Property matters, Tax matters, employee benefits matters, labor matters or environmental matters, which are exclusively addressed in the sections below covering such matters.

Section 5.13 Litigation. There is no Action pending against, or, to the knowledge of the Company, threatened against, the Company, any of its properties or assets, or, to the knowledge of the Company, any officer or director of the Company in such individual’s capacity as such, that would, individually or in the aggregate, be material to the Company. Neither the Company nor any of its properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Authority that is, individually or in the aggregate, material to the Company. This section does not apply to Intellectual Property matters, Tax matters, employee benefits matters, labor matters or environmental matters, which are exclusively addressed in the sections below covering such matters.

Section 5.14 Properties.

(a) The Company does not have, and has not had during the preceding ten (10) years, a fee or other ownership interest in any real property. Section 5.14(a) of the Company Disclosure Schedule sets forth the address of all real property leased, subleased or licensed by the Company as of the date of this Agreement or which the Company otherwise has a right or option to use or occupy, in each case as tenant, together with all structures, facilities, fixtures, systems and improvements located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing (the “Leased Real Property”), and the Company has not subleased, licensed or otherwise granted to any other Person the right to use or occupy the Leased Real Property or any portion thereof. Each real property lease covering the Leased Real Property, together with any amendments thereto and any guaranties thereof (each, a “Lease”), a true and complete list of which Leases is set forth on Section 5.14(a) of the Company Disclosure Schedule, is valid, legally binding, enforceable and in full force and effect, and the Company is not in default or breach of any such Lease, and no event has occurred which, with notice, lapse of time or both, would constitute a default or breach of any such Lease by the Company, except for any such default or breach that would not have, individually or in the aggregate, a Company Material Adverse Effect. The consummation of the Merger and the other transactions contemplated hereby will not constitute or result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any right of termination, cancellation, amendment or acceleration of, any Lease, except for any breach, violation, default, termination, cancellation, amendment or acceleration that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has title to, or a valid leasehold interest in, as applicable, all tangible personal property used in their respective businesses, free and clear of any Liens, except for Permitted Liens, except for any lack of title or leasehold interest that would not have, individually or in the aggregate, a Company Material Adverse Effect. For the avoidance of doubt, this section does not apply to Intellectual Property matters, which are exclusively addressed in Section 5.15.

Section 5.15 Intellectual Property.

(a) Section 5.15(a) of the Company Disclosure Schedule sets forth a true and complete list of all registered or applied-for Owned Intellectual Property (each identified as a patent, trademark or copyright, as the case may be). Except as would not, individually or in the aggregate, be material to the Company, (i) the Company owns or has a right to use all Intellectual Property necessary for the conduct of its business as currently conducted, (ii) the Company holds all of its right, title and interest in and to all Owned Intellectual Property free and clear of any Lien, except for Permitted Liens, (iii) to the knowledge of the Company, no Person is infringing or misappropriating any Owned Intellectual Property in any material respect, and (iv) there is no Action currently pending, or to the knowledge of the Company threatened, against the Company alleging that any service provided or sold by the Company (or Intellectual Property used by the Company) infringes or misappropriates any Intellectual Property of any Person. The Company is not violating the Intellectual Property rights of any Third Party. The Company has taken commercially reasonable measures applicable in the industry in which the Company operates to protect the secrecy, confidentiality and value of all trade secrets used in the business of the Company and, to the knowledge of the Company, no unauthorized disclosure of any such trade secrets has occurred.

(b) The Company owns or has rights to access and use all information technology systems used to process, store, maintain and operate data, information and functions used in connection with the businesses of the Company or otherwise necessary for the conduct of such businesses, including systems to operate payroll, accounting, billing and receivables, payables, inventory, asset tracking, customer service and human resources functions, except for any failure to own or have rights to access and use any such information technology system that would not, individually or in the aggregate, be material to the Company. The Company has taken commercially reasonable steps in accordance with industry standards to secure such systems from unauthorized access or use by any Person, and to ensure the continued, uninterrupted and error-free operation of such systems.

(c) Except as set forth in this Section 5.15, no representations or warranties are being made by the Company with respect to Intellectual Property matters.

Section 5.16 Taxes.

(a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company have been filed when due in accordance with all Applicable Law.

(b) The Company has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which the Company ordinarily records items on its books. The Company has no unsatisfied liabilities for material Taxes with respect to any written notice of deficiency or similar document received by the Company.

(c) To the Company’s knowledge, there is no audit or Action now pending or threatened in writing against or with respect to the Company in respect of Taxes, except for any audit or Action that would not have, individually or in the aggregate, a Company Material Adverse Effect. No extension or waiver of the statute of limitations with respect to Taxes has been given by or requested by the Company.

(d) There are no Tax liens on the assets of the Company (except for statutory liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings the amount of which has been adequately reserved in the financial statements of the Company included or incorporated by reference in the Company SEC Documents (if such reserves are required pursuant to GAAP).

(e) The Company has not been and will not be required to include any material adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code (or any comparable provision of state or foreign Tax laws) as a result of transactions or events occurring, or accounting methods employed, prior to the Closing.

(f) The Company is not a party to, is not bound by and does not have any obligation under any Tax Sharing Agreement or similar agreement or arrangements.

(g) In the last five years, the Company has not been a party to any distribution in which the parties to such distribution treated such distribution as one to which Section 355 of the Code applied.

(h) Except as set forth in this Section 5.16, no representations or warranties are being made by the Company with respect to Tax matters.

Section 5.17 Employee Benefit Plans.

(a) Section 5.17(a) of the Company Disclosure Schedule lists each material “employee benefit plan,” as defined in Section 3(3) of ERISA, each material employment, severance or similar contract, plan or arrangement and each other material plan or arrangement providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance, health or medical benefits, employee assistance program, disability or sick leave benefits, severance, post-employment or retirement benefits, in each case which is maintained, administered or contributed to by the Company or any ERISA Affiliate and which covers any current or former employee of the Company, or with respect to which the Company has any liability. Copies of such plans (and, if applicable, related trust or funding agreements or insurance policies) and amendments thereto have been made available to Parent together with the most recent annual report (Form 5500) prepared in connection with any such plan or trust. Such plans are referred to collectively herein as the “Employee Plans.” The Company has made available to Parent true and complete copies of all Employee Plans.

(b) Except as would not have a Company Material Adverse Effect, (i) each Employee Plan has been operated in all material respects in accordance with its terms and the requirements of Applicable Law; (ii) the Company has performed all material obligations required to be performed by it under, is not in any material respect in default under or in material violation of, and the Company has no knowledge of, any material default or violation by any party to, any Employee Plan; and (iii) there is no Action pending against, or, to the knowledge of the Company, threatened against, the Company before (or, in the case of threatened Actions, would be before) or by any Governmental Authority or arbitrator with respect to any Employee Plan (other than claims for benefits in the ordinary course).

(c) Neither the Company nor any ERISA Affiliate sponsors, maintains or contributes to any, or has any residual liability under any previously sponsored or maintained, employee benefit plan subject to Title IV of ERISA.

(d) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service, or has pending or has time remaining in which to file an application for such letter. Each Employee Plan has been maintained in material compliance with its terms and Applicable Law.

(e) Except as set forth in Section 5.14(e) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) (i) entitle any employee of the Company to severance pay or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation, requirement or restriction pursuant to any Employee Plan, or (ii) result in any payment or benefit that could be an “excess parachute payment” within the meaning of Section 280G of the Code. No Employee Plan provides for the gross-up of any taxes under Section 409A or 4999 of the Code.

(f) Except as would not have a Company Material Adverse Effect, (i) the Company is currently in compliance in all material respects with all Applicable Laws related to the sponsorship, maintenance and/or contribution to Employee Plans, and (ii) there is no Action pending or, to the knowledge of the Company, threatened against the Company in respect of any Employee Plan.

(g) Except as set forth in this Section 5.17, no representations or warranties are being made by the Company with respect to Employee Plan matters.

Section 5.18 Labor Matters. The Company is not a party to any collective bargaining contract applicable to any employee, and to the knowledge of the Company, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any employee. Except as would not have a Company

Material Adverse Effect, (a) the Company has complied for the last three years with all Applicable Laws related to the employment of labor, including those related to wages, hours and collective bargaining and (b) there is no Action pending or, to the knowledge of the Company, threatened against the Company by or in respect of any employee of the Company. Except as set forth in this Section 5.18, no representations or warranties are being made by the Company with respect to labor matters.

Section 5.19 Environmental Matters.

(a) Except solely in the case of clauses (ii) and (iii) below as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) no written notice, order, complaint or penalty has been received by the Company arising out of any Environmental Laws, and there are no judicial, administrative or other Actions pending or, to the Company’s knowledge, threatened which allege a violation by the Company of any Environmental Laws;

(ii) the Company has all environmental permits necessary for its operations to comply with all applicable Environmental Laws and is in compliance with the terms of such permits; and

(iii) the operations of the Company is in compliance with the terms of applicable Environmental Laws.

(b) Except as set forth in this Section 5.19, no representations or warranties are being made with respect to environmental matters.

Section 5.20 Material Contracts. The Company has made available to Parent a true and complete copy of each contract (a) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which the Company is a party or bound that is currently in force, (b) containing covenants of the Company that limit any line of business, industry or geographical area in which the Company may operate, (c) pursuant to which the Company has entered into a joint venture, partnership or similar arrangement, or (d) that relates to or evidences indebtedness for borrowed money or any guarantee of indebtedness for borrowed money in excess of $1,000,000 (each, a “Material Contract”). Except for breaches, violations or defaults which would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Material Contracts is valid and binding on the Company and is in full force and effect and enforceable in accordance with its terms and (ii) neither the Company nor to the Company’s knowledge any other party to a Material Contract has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and the Company has not received written notice that it has breached, violated or defaulted under any Material Contract.

Section 5.21 Finders’ Fees. Except for GCA Savvian, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company that might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement. The Company will furnish prior to Closing to Parent a true and complete copy of any contract between the Company and GCA Savvian pursuant to which GCA Savvian may be entitled to any payment from the Company relating to the transactions contemplated hereby. The aggregate fees, exclusive of out of pocket expenses, payable by the Company to GCA Savvian in connection with this Agreement and the transactions contemplated hereby are set forth in Section 5.21 of the Company Disclosure Schedule, and no other fees or obligations (exclusive of out of pocket expenses) will be owed by the Company or the Surviving Corporation to GCA Savvian under the contract(s) referenced above.

Section 5.22 Antitakeover Statutes. The Company has taken all action necessary to exempt the Offer, the Merger, this Agreement and the Tender and Voting Agreements and the transactions contemplated hereby and thereby from Section 203 of the DGCL and any other applicable “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Applicable Law.

Section 5.23 No Other Representations or Warranties.

(a) Except for the representations and warranties set forth in this Agreement and any other agreement to be delivered in connection herewith (but excluding any document or information made available to Parent or Merger Subsidiary prior to the Closing), neither the Company nor any other Person on its behalf is making or shall be deemed to be making or have made any representation or warranty of any kind whatsoever, express or implied, at law or in equity, and the Company hereby disclaims any such representation or warranty, whether by or on behalf of the Company.

(b) Neither the Company nor any other Person on its behalf is making or shall be deemed to be making or have made any representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or the future business, operations or affairs of the Company heretofore or hereafter delivered, disclosed or made available to Parent, Merger Subsidiary or their respective Representatives or Affiliates.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY

Subject to Section 12.05, except (i) as disclosed in any reports, schedules, forms, statements, prospectuses, registration statements and other documents (including any exhibit, amendment and supplement thereto) filed with or furnished to the SEC by Parent and publicly available after July 1, 2013 and on or before the second Business Day prior to the date hereof (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly non-specific and predictive or forward-looking in nature) or (ii) as set forth in the Parent Disclosure Schedule, Parent and Merger Subsidiary, jointly and severally, represent and warrant to the Company that:

Section 6.01 Corporate Existence and Power. Each of Parent and Merger Subsidiary is a limited liability company or corporation, as applicable, duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has heretofore made available to the Company true and complete copies of the certificates of incorporation and bylaws or equivalent organizational documents of Parent and Merger Subsidiary as currently in effect. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement. Merger Subsidiary was incorporated solely for the purpose of consummating the Offer, the Merger and the transactions contemplated by this Agreement. All of the outstanding shares of capital stock of Merger Subsidiary have been validly issued, are fully paid and nonassessable and are owned by, and at the Effective Time will be owned by, Parent, free and clear of all Liens.

Section 6.02 Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action of Parent and Merger Subsidiary and no other corporate proceedings on the part of Parent and Merger Subsidiary are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby, other than adoption of this Agreement by Parent as the sole stockholder of Merger Subsidiary. This Agreement has been duly executed and delivered by Parent and Merger Subsidiary and constitutes a valid and binding agreement of Parent and Merger Subsidiary enforceable against Parent and Merger Subsidiary in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

Section 6.03 Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other state or federal securities laws and the rules and regulations of any national securities exchange which are applicable to Parent, (iv) any additional state licensing regulatory approvals and (v) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.04 Noncontravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary or (ii) assuming compliance with the matters referred to in Section 6.03, contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law or (iii) assuming compliance with the matters referred to in Section 6.03, require any consent or other action by any Person, constitute a default under, cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, any provision of any bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise binding upon Parent or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any property, asset or right of the Parent or any of its Subsidiaries, with only such exceptions, in the case of clauses (iii) and (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.05 Disclosure Documents.

(a) The information with respect to Parent and any of its Subsidiaries that Parent supplies to the Company in writing specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (i) in the case of the Company Proxy Statement, as supplemented or amended, if applicable, at the time such Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on adoption of this Agreement, and (ii) in the case of any Company Disclosure Document other than the Company Proxy Statement, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof and at the time of the consummation of the Offer.

(b) The Schedule TO, when filed, and the Offer Documents, when distributed or disseminated, will comply as to form in all material respects with the applicable requirements of the 1934 Act and, at the time of such filing or the filing of any amendment or supplement thereto, at the time of such distribution or dissemination and at the time of consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties in this Section 6.05 will not apply to statements or omissions included or incorporated by reference in the Schedule TO and the Offer Documents based upon information supplied to Parent or Merger Subsidiary by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 6.06 Finders’ Fees. Except for Goldman, Sachs & Co., whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 6.07 Litigation. Except for matters which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof, there are no Actions pending against Parent or any of its Subsidiaries.

Section 6.08 Ownership of Shares. Neither Parent nor Merger Subsidiary, nor any of their respective Affiliates, is or has been during the past three years an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Neither Parent, Merger Subsidiary, nor any of their respective Affiliates beneficially owns, directly or indirectly, or is the record holder of (or during the past three years has beneficially owned, directly or indirectly, or been the record holder of), and is not (and during the past three years has not been) a party to any agreement (other than this Agreement), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any Shares or any option, warrant or other right to acquire any Shares.

Section 6.09 Access to Funds. Parent and Merger Subsidiary have available funds through cash on hand or pursuant to existing financing arrangements sufficient to consummate the purchase of Shares pursuant to the Offer on the terms contemplated by this Agreement and, at the Effective Time, Parent and Merger Subsidiary will have the amount of cash on hand necessary for the acquisition of all Shares pursuant to the Merger, to pay all fees and expenses in connection therewith, and to make all payments and perform their respective obligations under this Agreement.

ARTICLE VII

COVENANTS OF THE COMPANY

Section 7.01 Conduct of the Company. Except (i) as set forth in Section 7.01 of the Company Disclosure Schedule, (ii) as expressly permitted or expressly required by this Agreement or (iii) as required by Applicable Law, from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with the terms hereof, except with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall conduct its business in the ordinary course consistent with past practice in all material respects, and the Company shall use commercially reasonable efforts to (x) preserve intact in all material respects its assets, business organization and goodwill, (y) keep available the services of its officers and key employees and preserve the goodwill and business relationships with material customers, material suppliers, Governmental Authorities and others having material business relationships with it and (z) comply in all material respects with all Applicable Laws. Except as set forth in Section 7.01 of the Company Disclosure Schedule, as expressly permitted or expressly required by this Agreement or as required by Applicable Law, from the date hereof until the earlier of the Acceptance Time and the termination of this Agreement in accordance with the terms hereof, without the prior written consent of Parent, the Company shall not:

(a) (i) issue, sell, transfer, pledge, encumber or dispose of any capital stock, notes, bonds or other securities of the Company (or any option, warrant, convertible security or other right to acquire the same); provided that the Company may issue (x) Shares as required to be issued upon exercise or settlement of Options or other equity awards or obligations under the Employee Plans, in each case, outstanding on the date hereof and (y) Options and restricted stock to new hires or in connection with promotions, in each case, in the ordinary course of business consistent with past practice, up to a maximum of 15,000 Shares in the aggregate, (ii) redeem, purchase or otherwise acquire any Shares or other equity or voting interest, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interest, except (x) pursuant to written commitments in effect as of the date hereof only from former employees or directors in connection with any termination of services to the Company or (y) in connection with withholding to satisfy Tax obligations with respect to Options, acquisitions in connection with the forfeiture of equity awards, or acquisitions in connection with the net exercise of Options; (iii) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution (whether in cash, stock, property or otherwise) in respect of, any shares of its capital stock or other equity or voting interest; or (iv) split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interest;

(b) amend or restate the Company’s certificate of incorporation or bylaws;

(c) (i) incur, issue, modify, renew, syndicate, guarantee, refinance or otherwise become liable for (whether directly, indirectly or otherwise) any indebtedness for borrowed money (excluding any letters of credit issued in the ordinary course of business consistent with past practice) or (ii) make any loans, capital contributions or advances to any Person (other than the Company) other than in the ordinary course of business consistent with past practice;

(d) sell, lease, license (as licensor), transfer, pledge, dispose of or encumber in a single transaction or series of related transactions, any of its properties, rights or assets whose value or purchase price, individually or in the aggregate, exceeds $100,000, except dispositions of obsolete, surplus or worn out assets or assets that are no longer used in the conduct of the business of the Company;

(e) grant or incur any Lien, other than Permitted Liens;

(f) amend or modify in any material respect, or terminate, any of the Leases, or fail to exercise any renewal option that would otherwise expire;

(g) make or authorize capital expenditures except (i) as budgeted in the Company’s current plan approved by its board of directors that was made available to Parent and is attached hereto in Section 7.01(g) of the Company Disclosure Schedule or (ii) otherwise in an amount not to exceed $100,000 in the aggregate;

(h) make any acquisition (including by merger, consolidation or amalgamation) of the capital stock or other securities or, except in the ordinary course of business consistent with past practice, a material portion of the assets of any other Person;

(i) make any material changes in financial accounting methods, principles or practices (or change an annual accounting or period), except insofar as may be required (i) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (ii) by Applicable Law, including Regulation S-X under the 1933 Act;

(j) pass any resolutions to approve or adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

(k) enter into, assume, amend, modify, terminate (partially or completely) or waive or amend material rights or obligations under, or give material consents with respect to, any Material Contract or contract that would be a Material Contract if entered into prior to the date hereof, except (i) contracts that renew automatically or (ii) in order to comply with the terms hereof;

(l) grant or commit to any increase in the salaries, bonuses or other compensation or benefits payable by or provided by the Company to any of its employees, directors or individual independent contractors, other than (i) as required by Applicable Law, (ii) as required by any Employee Plan or agreement existing on the date hereof or (iii) ordinary course increases in base salary consistent with past practice;

(m) grant any severance or termination pay to any employees, directors or individual independent contractors of the Company, other than as required by any Employee Plan or agreement existing on the date hereof, and other than in the ordinary course of business consistent with past practice, but in the latter case in an aggregate amount not to exceed $100,000;

(n) establish, adopt, enter into, amend or terminate any Employee Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Plan if it were in existence on the date hereof or change in any material respect any employment practices or policies;

(o) enter into, adopt, extend, renew or amend any collective bargaining agreement or other contract with any labor organization, union or association;

(p) effect or permit a “plant closing,” “mass layoff” or similar event under the WARN Act or any corresponding state or local Laws;

(q) waive, release, settle or compromise any pending or threatened Action, other than waivers, releases, settlements or compromises of any pending or threatened Action (i) that do not exceed $100,000 in any single instance or in excess of $250,000 in the aggregate, (ii) that do not involve any material injunctive or equitable relief or impose material restrictions on the business activities of the Company, (iii) that do not relate to the transactions contemplated hereby, (iv) that do not involve the issuance of Shares or equity or voting interests or (v) the liability for which will be paid in part or in full by one or more of the Company’s insurers;

(r) fail to maintain in full force and effect insurance coverage in form and amount substantially equivalent to the insurance coverage currently maintained with respect to the Company and its assets and properties;

(s) make, revoke or change any material Tax election or method of Tax accounting, settle or compromise any material Tax liability, enter into any agreement with any Tax authority, enter into any Tax Sharing Agreement or similar agreement or arrangement, consent to any extension or waiver of the limitation period applicable to any claim or assessment of material Taxes or file any Tax Return other than on a basis consistent with past practice; or

(t) agree to take any of the foregoing actions.

Section 7.02 Stockholder Meeting; Proxy Material. If required by the DGCL to consummate the Merger, the Company shall cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable after the Acceptance Time (or, as applicable, after the consummation of any Subsequent Offering Period) for the purpose of voting on the approval and adoption of this Agreement and the Merger. If required by the DGCL to consummate the Merger, the Board of Directors shall recommend approval and adoption of this Agreement by the stockholders of the Company. In connection with such meeting, the Company shall (i) promptly prepare and file with the SEC, shall use its reasonable efforts to have cleared by the SEC and shall thereafter mail to its stockholders as promptly as practicable the Company Proxy Statement and all other proxy materials for such meeting, (ii) use its reasonable efforts to obtain the Company Stockholder Approval and (iii) otherwise comply with all Applicable Law applicable to such meeting. Parent, Merger Subsidiary and their counsel shall be given a reasonable opportunity to review and comment on the Company Proxy Statement each time before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Subsidiary and their counsel. The Company shall provide Parent, Merger Subsidiary and their counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Company Proxy Statement promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC. The Company shall respond as promptly as practicable to any comments of the SEC or its staff with respect to the Company Proxy Statement.

Section 7.03 Access to Information. Between the date hereof and the Effective Time, and subject to Applicable Law and the Confidentiality Agreement dated as of April 25, 2014 between the Company and Realogy Holdings Corp. (the “Confidentiality Agreement”), the Company shall (a) give Parent, its counsel, financial advisors, auditors and other authorized representatives, upon reasonable notice, reasonable access during normal business hours to the offices, properties, books and records of the Company, (b) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (c) instruct the Representatives of the Company to cooperate with Parent in the matters described in clauses (a) and (b) above. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company. Nothing in this Section 7.03 shall require the Company to provide any access, or to disclose any information (i) if providing such access or disclosing such information would violate Applicable Law (including antitrust and privacy laws), (ii) protected by attorney-client privilege or (iii) if providing such access or disclosing such information would breach any of the Company’s existing confidentiality obligations; provided, for (ii) and (iii) above, only to the extent such privilege or breach cannot be protected by the Company through exercise of its reasonable efforts. No investigation pursuant to this Section 7.03 or information provided, made available or delivered to Parent after the date hereof pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or conditions to the obligations of the Parties hereunder.

Section 7.04 Solicitation; Other Offers.

(a) General Prohibitions. After the date hereof and prior to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 11, the Company shall not (and the Company shall not authorize or permit its Representatives to), directly or indirectly, (i) solicit, initiate, endorse or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into or execute, continue or otherwise participate in any discussions or negotiations with, furnish any information relating to the Company or afford access to the business, properties, assets, books or records of the Company to any Third Party with respect to inquiries regarding, or the making of, an Acquisition Proposal, (iii) fail to make, withdraw, modify or amend in a manner adverse to Parent the Company Board Recommendation (or recommend or otherwise declare advisable the approval by the Company stockholders of any Acquisition Proposal), or resolve, agree or propose to take any such action (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), or (iv) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar transaction agreement relating to an Acquisition Proposal (other than a confidentiality agreement with a Third Party to whom the Company is permitted to provide information in accordance with Section 7.04(b)(i)) (any of the foregoing, an “Alternative Acquisition Agreement”).

(b) Exceptions. Notwithstanding Section 7.04(a), at any time prior to the Acceptance Time:

(i) the Company, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any Third Party and its Representatives or financing sources that has made after the date of this Agreement a bona fide, written Acquisition Proposal (provided that, for the purposes of this clause, references to “25% or more” in the definition of Acquisition Proposal shall be deemed replaced with references to “more than 50%”) that was not received as a result of a breach of Section 7.04(a) and that the Board of Directors believes, in good faith after consultation with the Company’s financial advisor, would be expected to lead to a Superior Proposal, (B) furnish to such Third Party or its Representatives or its financing sources non-public information relating to the Company pursuant to a confidentiality agreement with such Third Party (whether entered into on or prior to such time) with terms no less favorable to the Company than those contained in the Confidentiality Agreement; provided that (1) such confidentiality agreement may contain a less restrictive or no standstill restriction, in which case the Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provision, or to omit such provision, as applicable, and (2) all such information provided or made available to such Third Party (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party), and (C) take any nonappealable, final action that any court of competent jurisdiction orders the Company to take;

(ii) following compliance with the terms of this Section 7.04(b), the Board of Directors may make an Adverse Recommendation Change in response to a Superior Proposal; and

(iii) following compliance with the terms of this Section 7.04(b), the Company may terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal in accordance with Section 11.01(d)(i), in each case referred to in the foregoing clauses (i), (ii) and (iii) only if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under Applicable Law; provided, however, that the Company may not make an Adverse Recommendation Change or terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal pursuant to Section 11.01(d)(i) unless:

(A) the Company notifies Parent in writing at least three days before taking that action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new written notice by the Company and a new three day period); and

(B) if Parent makes a proposal during such three day period to adjust the terms and conditions of this Agreement, the Board of Directors, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Superior Proposal continues to be a Superior Proposal and that the failure to make an Adverse Recommendation Change or terminate this Agreement, as applicable, would be inconsistent with its fiduciary duties to the stockholders of the Company under Applicable Law.

During the three day period prior to its effecting an Adverse Recommendation Change or terminating this Agreement as provided above, the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent.

So long as the Company and its Representatives have otherwise complied with this Section 7.04, none of the foregoing shall prohibit the Company and its Representatives from contacting any Person or group of Persons that have made an Acquisition Proposal after the date of this Agreement to request clarification of the terms and conditions thereof so as to determine whether such Acquisition Proposal is, or could reasonably be expected to result in, a Superior Proposal, and such actions shall not be a breach of this Section 7.04. In addition, nothing contained herein shall prevent the Board of Directors from (i) complying with Rule 14e-2(a)

under the 1934 Act with regard to an Acquisition Proposal; provided that any such action taken or statement made that relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Board of Directors reaffirms the Company Board Recommendation in such statement or in connection with such action or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act (which it is agreed shall not constitute an Adverse Recommendation Change).

(c) Required Notices. The Board of Directors shall not take any of the actions referred to in Section 7.04 (other than those described in the last paragraph of Section 7.04(b)) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. In addition, the Company shall notify Parent promptly (but in no event later than one Business Day) after receipt by the Company (or any of its Representatives) of, any indication by any Person that it is considering making, or any inquiry or request for information, discussion or negotiation that is reasonably likely to lead to or that contemplates, an Acquisition Proposal, including the material terms and conditions thereof, and shall keep Parent reasonably informed as to the status (including changes to the material terms) of such Acquisition Proposal. The Company shall also notify Parent promptly (but in no event later than one Business Day) after receipt by the Company of any request for non-public information relating to the Company or for access to the business, properties, assets, books or records of the Company by any Third Party that has informed the Company that it is considering making, or has made, an Acquisition Proposal.

(d) Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal (provided that, for the purposes of this definition, references to “25% or more” in the definition of Acquisition Proposal shall be deemed replaced with references to “more than 50%”) that was not received as a result of a breach of Section 7.04(a) and that the Board of Directors determines in good faith by a majority vote, after consultation with the Company’s financial advisor, is reasonably likely to be consummated substantially in accordance with its terms (taking into account all legal, regulatory, and financial aspects of the proposal and Person making such proposal) and would, if consummated, result in a transaction more favorable, from a financial point of view, to the Company’s stockholders than as provided hereunder (including any adjustment to the terms proposed by Parent in response to such proposal).

(e) Obligation of the Company to Terminate Existing Discussions. The Company shall, and shall cause its Representatives to, (i) cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Acquisition Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished with respect to any Acquisition Proposal (to the extent provided by the applicable confidentiality agreement), and (iii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Acquisition Proposal, and shall enforce the provisions of any such agreement.

Section 7.05 Compensation Arrangements. Prior to the Effective Time, the Company (acting through its Compensation Committee) will take all steps that may be necessary or advisable to cause each Employee Plan pursuant to which consideration is payable to any officer, director or employee as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the 1934 Act to be approved by the Compensation Committee (comprised solely of “independent directors” determined in accordance with the requirements of Rule 14d-10(d)(2) under the 1934 Act and the instructions thereto) as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the 1934 Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the 1934 Act.

Section 7.06 Directors. Prior to the Effective Time, the Company shall cause each member of the Board of Directors to execute and deliver a letter effectuating his or her resignation as a director of the Board of Directors effective as of the Effective Time.

Section 7.07 FIRPTA Affidavit. No earlier than thirty (30) days prior to the Acceptance Time, and if the Closing does not occur within thirty (30) days of the Acceptance Time, if requested by Parent, the Company shall deliver to Parent (i) an affidavit, under penalty of perjury, prepared in accordance with the requirements set forth in Treasury Regulation Sections 1.1445-2(c)(3)(i) and 1.897-2(h)(2) certifying that the interests in the Company are not “United States real property interests” under Section 897(c) of the Code, and (ii) a letter of notice to the IRS prepared in accordance with the requirements set forth in Treasury Regulation Section 1.897-2(h)(2).

ARTICLE VIII

COVENANTS OF PARENT

Section 8.01 Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement.

Section 8.02 Voting of Shares. Parent shall cause all Shares purchased pursuant to the Offer and all other Shares owned beneficially or of record by it, Merger Subsidiary or any of its other Subsidiaries to be voted in favor of adoption of this Agreement at the Company Stockholder Meeting or any postponement or adjournment thereof.

Section 8.03 Director and Officer Liability.

(a) For six years after the Effective Time, Parent will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by the DGCL or any other Applicable Law or provided under the Company’s certificate of incorporation, bylaws and indemnification agreements in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law. The Surviving Corporation shall pay all expenses, including reasonable fees and expenses of counsel, that an Indemnified Person may incur in enforcing the indemnity and other obligations provided for in this Section 8.03. The Surviving Corporation shall advance on an as-incurred basis the fees and expenses of such Indemnified Person (including the reasonable fees and expenses of counsel) in advance of the final disposition of any action, suit, proceeding or investigation that is the subject of the right to indemnification, provided that such Person shall undertake to reimburse the Surviving Corporation for all amounts so advanced if a court of competent jurisdiction determines, by a final, nonappealable order, that such Person is not entitled to indemnification. Notwithstanding anything herein to the contrary, if any action, suit, investigation or proceeding (whether or not arising before, at or after the Effective Time) is brought against any Indemnified Person on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 8.03 shall continue in effect until the final resolution of such action, suit, investigation or proceeding.

(b) For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the amount per annum the Company paid in its current policy year, which amount is set forth in Section 8.03(c) of the Company Disclosure Schedule; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Company shall obtain a tail policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the amount per annum the Company paid in its current policy year, which amount is set forth in Section 8.03(c) of the Company Disclosure Schedule; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount. In addition, prior to the Effective Time, the Company shall assist Parent in obtaining an errors and omissions “tail” insurance policy with respect to any actual or alleged error or omission claimed against the Company that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby).

(d) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 8.03.

(e) The rights of each Indemnified Person under this Section 8.03 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company, under the DGCL or any other Applicable Law or under any agreement of any Indemnified Person with the Company. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 8.04 Employee Matters.

(a) Until at least the first anniversary of the Effective Time, Parent shall provide each individual who is employed with the Company as of the Closing (each, a “Continuing Employee”) (i) a base salary (or hourly wage) that is not less than the base salary (or hourly wage) provided to such Continuing Employee as of immediately prior to the Closing, (ii) a cash incentive opportunity that is not less than the cash incentive opportunity provided to such Continuing Employee as of immediately prior to the Closing, (iii) severance payments and benefits on terms no less favorable than those applicable to such Continuing Employee as of immediately prior to the Closing and (iv) other employee benefits that are substantially comparable in the aggregate to such benefits as are provided to such Continuing Employee as of immediately prior to the Closing or, if elected by Parent in each case, no less favorable than the base salary, cash incentive opportunity, severance payments or benefits of Parent’s similarly-situated employees.

(b) Parent shall provide credit for each Continuing Employee’s length of service with the Company for all purposes (including eligibility, vesting and benefit accrual) under each plan, program, policy or arrangement of Parent and its Affiliates to the same extent that such service was recognized under a similar plan, program, policy or arrangement of the Company as of Closing; provided that such prior service credit shall not be required under any defined benefit pension plan or to the extent that it results in a duplication of benefits.

(c) Parent shall cause each benefit plan of Parent and its Affiliates in which any Continuing Employee participates that provides for medical, dental, health, pharmaceutical or vision benefits (each, a “Parent Welfare Plan”) to (i) waive all limitations as to preexisting conditions, exclusions and service conditions with respect to participation and coverage requirements, other than limitations that were in effect with respect to such Continuing Employee as of immediately prior to the Closing under the corresponding Employee Plan, (ii) honor any payments, charges and expenses of such Continuing Employee (and his or her eligible dependents) that were applied toward the deductible, out-of-pocket maximums and co-payments under an Employee Plan in satisfying any applicable deductibles, out-of-pocket maximums and co-payments under the corresponding Parent Welfare Plan during the same plan year in which such payments, charges and expenses were made, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such Continuing Employee following the Closing to the extent that such Continuing Employee had satisfied any similar limitation under the corresponding Employee Plan.

(d) Effective as of the day before the Closing, the Company shall take such corporate actions as are necessary to freeze as to new participants the Company’s 401(k) plan. The Company shall provide copies of such actions to Parent at least five (5) Business Days before the Closing for its reasonable review and comment. Parent shall use commercially reasonable efforts to take such actions as are necessary for Continuing Employees to participate in the Parent’s 401(k) plan as soon as reasonably practicable (in any event, not to exceed six (6) months) following the Closing. Further, Parent shall use commercially reasonable efforts to take any actions necessary to permit Continuing Employees the ability to rollover their account balances from the Company’s 401(k) plan into the Parent’s 401(k) Plan, including participant loans made under the Company’s 401(k) plan that are outstanding as of the Closing Date.

(e) Nothing express or implied in this Section 8.04 shall (i) be treated as an amendment of, or undertaking to amend, any Employee Plan or any employee benefit plan of Parent or any Affiliate, (ii) prohibit Parent or any of its Affiliates from amending any Employee Plan, (iii) require Parent or any of its Affiliates to continue the employment of any Continuing Employee for any period of time or, subject to any applicable arrangement covering such Continuing Employee, to provide such Continuing Employee with any payments or benefits upon any termination of such Continuing Employee’s employment, or (iv) confer any rights or benefits on any Person other than the parties to this Agreement.

Section 8.05 Conduct of Parent and Merger Subsidiary. Except as expressly contemplated or permitted by this Agreement or as required by Applicable Law, during the period between the date of this Agreement and the Effective Time, Parent and Merger Subsidiary shall use commercially reasonable efforts not to (a) take any action that may reasonably be expected to result in any of the conditions set forth in Article 10 or in Annex II not to be satisfied, (b) take any action, or fail to take any action, in either case the result of which would reasonably be expected to materially and adversely impair or materially delay the consummation of the transactions contemplated hereby beyond the time period contemplated by this Agreement or (c) take any action the result of which would reasonably be expected to materially and adversely affect the Company or its business, including the solicitation or hiring of the Company’s employees or the solicitation of the Company’s customers, in each case, to the extent set forth in Section 8.05 of the Company Disclosure Schedule. Without limiting the generality of the foregoing, Parent and Merger Subsidiary covenant and agree with the Company that between the date hereof and the earlier of the date on which the Offer Conditions are satisfied and the Termination Date, Parent and Merger Subsidiary shall not, and Parent shall not permit any of its Subsidiaries to, enter or agree to enter into any definitive agreement for the acquisition of any business, or take or agree to take any other action, in either case that could reasonably be expected to materially interfere with Parent’s ability to make available to the Exchange Agent the funds sufficient for the satisfaction of all of Parent’s and Merger Subsidiary’s obligations under this Agreement, including the payment of the amount required in connection with the Offer, payment of the Merger Consideration and the payment of all associated costs and expenses.

ARTICLE IX

COVENANTS OF PARENT AND THE COMPANY

Section 9.01 Regulatory Undertaking.

(a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided, however, that the obligations set forth in this sentence shall not be deemed to have been breached merely as a result of actions taken by the Company permitted by Section 7.04(b).

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) as promptly as practicable and in any event within five Business Days after the date hereof. Each of Parent and the Company shall respond as promptly as practicable to any inquiries received from the FTC or the Antitrust Division for additional information or documentation and to all inquiries and requests received from any State Attorney General or other Governmental Authority in connection with antitrust matters. Each party shall (i) promptly notify the other party of any written communication to that party from the FTC, the Antitrust Division, any State Attorney General or any other Governmental Authority and, subject to Applicable Law, permit the other party and their counsel the reasonable opportunity to review and comment on any proposed written communication to any of the foregoing and give reasonable and good faith consideration to any comments made by such other party and their counsel; (ii) not agree to participate in any substantive meeting or discussion with any

Governmental Authority in respect of any filings, investigation or inquiry concerning any competition or antitrust matters in connection with this Agreement or the Merger unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat; and (iii) furnish the other party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives on the one hand, and any government or regulatory authority or members or their respective staffs on the other hand, with respect to any competition or antitrust matters in connection with this Agreement and the Merger. Notwithstanding anything to the contrary in this Agreement, in no event shall Parent or any of its respective Affiliates be required to agree to, enter into or offer to enter into any agreement or consent order requiring divestiture of any assets, hold-separate, business limitation, limitation on conduct or governance of Parent, the Company or any of their respective Affiliates, or similar arrangement or undertaking in connection with this Agreement or any of the transactions contemplated hereby.

Section 9.02 Certain Filings. The Company and Parent shall cooperate with each other (i) in connection with the preparation of the Company Disclosure Documents and the Offer Documents, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents or the Offer Documents and seeking timely to obtain any such actions, consents, approvals or waivers; provided, however, that the obligations set forth in this Section shall not be deemed to have been breached merely as a result of actions taken by the Company permitted by Section 7.04(b).

Section 9.03 Public Announcements. Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call without the prior consent of the other party; provided that for any public statement or press release made or issued without such consent, the party making such public statement or issuing such press release shall give the other party a reasonable opportunity to review and comment on such public statement or press release and give reasonable and good faith consideration to any comments made by such other party.

Section 9.04 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 9.05 Merger without Meeting of Stockholders. If, at any time after the Acceptance Time, Parent, Merger Subsidiary and any other Subsidiary of Parent shall collectively own at least 90% of the outstanding Shares, the parties shall take all necessary and appropriate action to cause the Merger to be effective as soon as practicable without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL.

Section 9.06 Section 16 Matters. Prior to the Effective Time, each Party shall take all such steps as may be required to cause any dispositions of Shares in connection with the Merger (including derivative securities of such Shares) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act, with respect to the Company, or who will become subject to such reporting requirements as a result of the transactions contemplated by this Agreement, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 9.07 Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) solely with respect to the Company, any employment law Actions that are filed or threatened in writing between the date of this Agreement and the Effective Time;

(d) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause any Offer Condition not to be satisfied; and

(e) any failure of that party to comply with or satisfy any covenant, condition or agreement that could reasonably be expected to cause any Offer Condition not to be satisfied;

(f) provided that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties hereunder.

Section 9.08 Stock Exchange De-listing. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of Nasdaq to enable the de-listing by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten days thereafter.

Section 9.09 Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation shall become applicable to the transactions contemplated by this Agreement or the Tender and Voting Agreements, each of the Company, Parent and Merger Subsidiary and the respective members of their boards of directors shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement and the Tender and Voting Agreements may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 9.10 Stockholder Litigation. In the event that any stockholder litigation related to this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement is brought, or, to the knowledge of the Company, threatened in writing, against the Company and/or the members of the Board of Directors or the officers of the Company in their capacities as such (the “Company Parties”), or Parent or Merger Sub, prior to the Effective Time, the applicable party shall promptly notify the other party of any such stockholder litigation and shall keep the other party reasonably informed with respect to the status thereof. Neither the Company nor any of its Representatives shall compromise, settle, come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding any such stockholder litigation or consent to the same unless Parent shall have consented in writing (such consent not to be unreasonably withheld, conditioned or delayed); provided that the Company may compromise, settle or come to an agreement regarding stockholder litigation made or pending against a Company Party without Parent’s written consent if each of the conditions set forth on Section 9.10 of the Company Disclosure Schedule are met; provided, further, that in the event the Company compromises, settles or comes to an agreement regarding any stockholder litigation without Parent’s consent in writing, the Company must provide Parent prior written notice of such compromise, settlement or agreement along with the material terms and conditions thereof.

ARTICLE X

CONDITIONS TO THE MERGER

Section 10.01 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a) if required by the DGCL, the Company Stockholder Approval shall have been obtained in accordance with such Applicable Law;

(b) no permanent injunction or other non-appealable order issued by any court of competent jurisdiction, or any Applicable Law enacted after the date hereof, prohibiting the consummation of the Merger, shall have taken effect after the date hereof and shall still be in effect; and

(c) Merger Subsidiary shall have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

ARTICLE XI

TERMINATION

Section 11.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding the receipt of the Company Stockholder Approval); provided that, as of and from the Acceptance Time, a majority vote of the Continuing Directors shall be necessary for termination by the Company:

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Acceptance Time shall not have occurred on or before November 15, 2014 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 11.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Offer to be consummated by such time; and provided, further, that if all of the Offer Conditions other than the Offer Conditions in (i)(B) or (ii)(A) of Annex II, shall have been satisfied or shall be capable of being satisfied as of such date, the End Date shall automatically be extended to January 15, 2015 (the “Extended End Date”) and if all of the Offer Conditions, other than the Offer Conditions in (i)(B) or (ii)(A) of Annex II, shall have been satisfied or shall be capable of being satisfied as of the Extended End Date, the Company and Parent may mutually agree to extend the Extended End Date to March 15, 2015;

(ii) there shall be any restraining order, permanent injunction or other order issued by a court of competent jurisdiction, or any Applicable Law enacted after the date hereof, prohibiting the consummation of the Offer or the Merger, which shall have become final and nonappealable; provided that that the party seeking to terminate this Agreement pursuant to this Section 11.01(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such restraining order, permanent injunction or other court issued order; or

(c) by Parent, if:

(i) (A) an Adverse Recommendation Change shall have occurred, (B) the Company shall have failed to publicly reaffirm its recommendation of the Offer and the approval and adoption of this Agreement within 10 Business Days after the date any Acquisition Proposal or any material modification thereto is first commenced, published or sent or given to the Company’s stockholders upon a request to do so by Parent, or (C) the Company shall have breached or failed to perform any of its obligations set forth in Section 7.04 in any material respect; or

(ii) the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 7.04, as to which Section 11.01(c)(i)(C) will apply), or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Acceptance Time (A) would result in the failure of any of the conditions set forth in Section 10.01 or Annex II and (B) cannot be or has not been cured by the earlier of (1) the End Date or

Extended End Date, as the case may be, and (2) 30 days after the giving of written notice to the Company of such breach or failure; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 11.01(c)(ii) if Parent or Merger Subsidiary is then in material breach of any of its covenants or agreements set forth in this Agreement;

(d) by the Company:

(i) at any time prior to the Acceptance Time, in order to enter into a definitive agreement with respect to a Superior Proposal in accordance with Section 7.04; provided that the Company shall have (A) substantially contemporaneously with such termination entered into the associated Alternative Acquisition Agreement and (B) paid any amounts due pursuant to Section 12.04(b);

(ii) if Parent or Merger Subsidiary shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing at the Acceptance Time (A) would result in the failure of any of the conditions set forth in Section 10.01 or Annex II and (B) cannot be or has not been cured by the earlier of (1) the End Date or the Extended End Date, as the case may be, and (2) 30 days after the giving of written notice to Parent of such breach or failure; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 11.01(d)(ii) if it is then in material breach of any of its covenants or agreements set forth in this Agreement; or

(iii) the initial Offer period or any extension thereof shall have expired without the acceptance for payment of Shares pursuant to the Offer; provided that the right to terminate this Agreement pursuant to this Section 11.01(d)(iii) shall not be available to the Company if the Company’s breach of any provision of this Agreement results in the failure of the acceptance for payment of Shares pursuant to the Offer.

(e) The party desiring to terminate this Agreement pursuant to this Section 11.01 (other than pursuant to Section 11.01(a)) shall give written notice of such termination to the other party.

Section 11.02 Effect of Termination. If this Agreement is terminated pursuant to Section 11.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, (a) if such termination shall result from the intentional or willful (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s stockholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party) incurred or suffered by the other party as a result of such failure and (b) in the case of fraud each Party shall be entitled to all rights and remedies available at law or in equity. Notwithstanding the foregoing, the provisions of this Section 11.02 and Article 12 shall survive any termination hereof pursuant to Section 11.01.

ARTICLE XII

MISCELLANEOUS

Section 12.01 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile and electronic mail transmission) and shall be given,

(a) if to Parent or Merger Subsidiary, to:

Realogy Group LLC

175 Park Avenue

Madison, NJ 07940

Attention: General Counsel

Facsimile No.: (973) 407-5331

Email: Marilyn.Wasser@realogy.com

with a copy to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166-0193

Attention: Barbara L. Becker

Facsimile No.: (212) 351-4035

Email: bbecker@gibsondunn.com

(b) if to the Company, to:

ZipRealty, Inc.

2000 Powell Street, Suite 300

Attention: Samantha Harnett

Facsimile No.: (510) 735-2850

Email: sharnett@ziprealty.com

with a copy to:

Orrick, Herrington & Sutcliffe LLP

405 Howard Street

San Francisco, CA 94105-2669

Attention: Brett Cooper and Richard Vernon Smith

Facsimile No.: (415) 773-5759

Email: bcooper@orrick.com; rsmith@orrick.com

or to such other address, facsimile number or electronic mail address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received (a) on the date of delivery if delivered personally, or if by facsimile or e mail, upon written confirmation of receipt by the recipient thereof, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.

Section 12.02 Survival of Representations and Warranties. None of the representations, warranties, covenants or agreements contained herein and in any certificate or other writing delivered pursuant hereto shall survive the Effective Time, other than those covenants or agreements of the Parties which by their terms apply, or are to be performed, in whole or in part, after the Effective Time.

Section 12.03 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) after the Acceptance Time, (A) no amendment shall be made that decreases the Offer Price or the Merger Consideration and (B) any such amendment shall require the approval of a majority of the Continuing Directors and (ii) after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under the DGCL without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 12.04 Expenses.

(a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Termination Fee.

(i) If this Agreement is terminated (A) by Parent pursuant to Section 11.01(c)(i) or (B) by the Company pursuant to Section 11.01(d)(i), then the Company shall pay to Parent in immediately available funds $6,600,000 (the “Termination Fee”), in the case of a termination by Parent, within two Business Days after such termination and, in the case of a termination by the Company, at the time of such termination.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 11.01(b)(i) or by Parent pursuant to Section 11.01(c)(ii), (B) any Acquisition Proposal has been publicly announced or otherwise made known to the Company prior to the date of termination, and (C) within twelve months following the date of such termination, the Company shall have entered into a definitive agreement with respect to or recommended to its stockholders any Acquisition Proposal, or any Acquisition Proposal shall have been consummated (which, for the avoidance of doubt, need not be an Acquisition Proposal that was made, disclosed or communicated prior to termination hereof), then the Termination Fee shall be payable within two Business Days after such event or consummation (provided, however, that for purposes of this Section 12.04(b)(ii), the references to “25% or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%”).

(c) Parent and Merger Subsidiary agree that upon any termination of this Agreement under circumstances where the Termination Fee is payable by the Company pursuant to this Section and such Termination Fee is paid in full, Parent and Merger Subsidiary shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Merger Subsidiary shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of its directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby; provided, that the payment by the Company of the Termination Fee pursuant to this Section 12.04 shall not relieve the Company from any liability or damage resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or in the case of fraud. The parties acknowledge that the agreements contained in this Section 12.04 are an integral part of the transactions contemplated by this Agreement, and if the Company fails to promptly pay the amount due pursuant to Section 12.04(b) and, in order to obtain such payment, Parent or Merger Subsidiary commences a suit that results in a judgment against the Company for the amount set forth in Section 12.04(b) or any portion thereof, the Company shall pay to Parent or Merger Subsidiary its costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

Section 12.05 Disclosure Schedule. The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and any other representations and warranties of such party that is contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face. The mere inclusion of an item in either the Company Disclosure Schedule or the Parent Disclosure Schedule as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

Section 12.06 Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and, except as provided in Section 8.03, shall inure only to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 8.03, no provision of this Agreement is intended to confer any legal or equitable rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time, and any such assignment without such prior written consent shall be null and void; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations under this Agreement, enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 12.07 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 12.08 Jurisdiction. The parties hereto agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court (collectively, the “Delaware Courts”), and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.01 shall be deemed effective service of process on such party.

Section 12.09 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.10 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 12.11 Entire Agreement. This Agreement (including the Annexes and Exhibits hereto), the Company Disclosure Schedule, the Parent Disclosure Schedule, the Tender and Voting Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 12.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 12.13 Specific Performance.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

(b) Each of the parties hereto further agrees that it shall not object to, or take any position inconsistent with respect to, whether in a court of law or otherwise, (i) the appropriateness of the specific performance contemplated by this Section 12.13 and (ii) the exclusive jurisdiction of the Delaware Courts with respect to any Action brought for any such remedy, and each party hereby irrevocably and unconditionally waives any requirement for the securing or posting of any bond in connection with any such remedy. The parties further agree that (A) by seeking the remedies provided for in this Section 12.13, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 12.13 are not available or otherwise are not granted, and (B) nothing contained in this Section 12.13 shall require any party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 12.13 before exercising any termination right under Section 11.01 (and pursuing damages after such termination), nor shall the commencement of any Action pursuant to this Section 12.13 or anything contained in this Section 12.13 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 11.01 or pursue any other remedies under this Agreement that may be available then or thereafter.

(c) Each of the parties hereto irrevocably (i) generally and unconditionally submits to the exclusive jurisdiction of the Delaware Courts for any Action brought for any remedy contemplated by this Section 12.13; (ii) waives any objections which such party may now or hereafter have to the laying of venue of any such Action and hereby further irrevocably waives and agrees not to plead or claim that any such Action has been brought in an inconvenient forum; (iii) agrees that it will not attempt to deny or defeat the personal jurisdiction of the Delaware Courts by motion or other request for leave from any such court; (iv) agrees that it will not bring any Action for any remedy contemplated by this Section 12.13 in any court other than the Delaware Courts; (v) agrees that service of all process, including the summons and complaint, in any Action may be made by registered or certified mail, return receipt requested, to such party at their respective addresses provided in accordance with Section 12.01 or in any other manner permitted by Applicable Law; and (vi) agrees that service as provided in the preceding clause (v) is sufficient to confer personal jurisdiction over such party in the Action, and otherwise constitutes effective and binding service in every respect. Each of the parties hereto agrees that a final judgment in any Action in a Delaware Court may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law, and each party further agrees to the non-exclusive jurisdiction of the Delaware Courts for the enforcement or execution of any such judgment.

(d) To the extent either party hereto brings any Action to enforce specifically the performance of the terms and provisions of this Agreement and any other agreement or instrument executed in connection herewith in accordance with this Section 12.13, the End Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus 20 Business Days, or (ii) such other time period established by the court presiding over such Action.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

ZIPREALTY, INC.

By:	/s/ Charles C. Baker
	Name:	Charles C. Baker
	Title:	Chief Executive Officer and President

[Signature Page to Agreement and Plan of Merger]

REALOGY GROUP LLC

By:	/s/ Anthony E. Hull
	Name:	Anthony E. Hull
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

HONEYCOMB ACQUISITION, INC.

By:	/s/ Anthony E. Hull
	Name:	Anthony E. Hull
	Title:	Executive Vice President and Treasurer

[Signature Page to Agreement and Plan of Merger]

ANNEX I

Tender and Voting Agreement Signatories

Benchmark Capital Partners IV, L.P.

Benchmark Founders’ Fund IV, L.P.

Benchmark Founders’ Fund IV-A, L.P.

Benchmark Founders’ Fund IV-B, L.P.

Benchmark Founders’ Fund IV-X, L.P.

Benchmark Capital Management Co. IV, L.L.C.

Charles C. (Lanny) Baker

Xavier Y. Zang

James D. Wilson

Elizabeth H. DeMarse

Robert C. Kagle

Stanley M. Koonce, Jr.

Gary A. Wetsel

Donald F. Wood

Eric L. Mersch

Franklin (Van) Davis

Samantha E. Harnett

ANNEX II

Conditions to the Offer

Notwithstanding any other provision of the Offer, Merger Subsidiary shall not be required to accept for payment or pay for any Shares if:

(i) immediately prior to the expiration of the Offer,

(A) there shall not have been validly tendered in accordance with the terms of the Offer, and not withdrawn, a number of Shares that, together with the Shares then owned by Parent and/or Merger Subsidiary, represents at least a majority of the Shares outstanding on a Fully Diluted basis (excluding all Options which are unvested as of the expiration of the Offer, or have an exercise price equal to or greater than the Offer Price) (the “Minimum Condition”),

(B) the applicable waiting period under the HSR Act shall not have expired or been terminated; or

(ii) at the Acceptance Time,

(A) there is a restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction, or any Applicable Law enacted after the date hereof, restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger,

(B) (x) any of the representations and warranties set forth in Section 5.01 (Corporate Existence and Power), 5.02 (Corporate Authorization), 5.05 (Capitalization) or 5.21 (Finders’ Fees) shall not be true and correct in all respects at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time), excepting with regards to the representations and warranties set forth in Section 5.05, inaccuracies that, taken as a whole, are de minimis (it being agreed that for purposes of Section 5.05(a) and Section 5.05(c), any inaccuracy in which the applicable amounts as of a date of determination exceed the amounts set forth in Section 5.05(a) or Section 5.05(c), or the applicable section of the Disclosure Schedule, by no more than 1% shall be deemed de minimis), (y) any of the representations and warranties set forth in Section 5.22 (Antitakeover Statutes) (disregarding all materiality qualifications contained therein) shall not be true and correct in all material respects at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time) or (z) any other representations and warranties of the Company contained in this Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall not be true and correct at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time), with only such exceptions as have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect,

(C) the Company shall have breached or failed to perform in all material respects its obligations under this Agreement prior to such time, and such breaches or failures remain uncured immediately prior to the expiration of the Offer,

(D) since the date of this Agreement, there has occurred a Company Material Adverse Effect,

(E) Parent shall have failed to receive from the Company a certificate, executed by a duly authorized officer thereof as of the Acceptance Time, to the effect that the conditions set forth in paragraphs (ii)(B), (ii)(C) and (ii)(D) of this Annex II have been satisfied, or

(F) this Agreement shall have been terminated in accordance with its terms.